UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: November 30, 2018

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

On November 27, 2018, Capital Product Partners L.P. (NASDAQ: CPLP) announced that it had entered into a Transaction Agreement (the “Transaction Agreement”) with DSS Holdings L.P. (“DSS”) and the other parties named therein.

The following description of the Transaction Agreement, and the transactions contemplated thereby, are included to provide information regarding their terms. They do not purport to be a complete description and are qualified in their entirety by reference to the text of such agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Transaction Agreement provides that CPLP will contribute its product and crude vessels, $10 million in cash and associated inventories to a newly formed subsidiary, to be called Diamond S Shipping Inc., and distribute all the common shares of Diamond S Shipping Inc. on a pro rata basis to all record holders of CPLP’s common and general partner units.

The distribution is expected to be made on the basis of one Diamond S Shipping Inc. common share for every 10.19149 CPLP common units or CPLP general partner units.

Immediately following the spin-off, merger subsidiaries of Diamond S Shipping Inc. will merge with subsidiaries of DSS. In the mergers, Diamond S Shipping Inc. will issue shares of common stock to DSS or DSS’s equity owners in such amount as to reflect, among other things, the relative net asset values of the respective businesses.

The crude and product tankers were valued as at July 31, 2018, while charter values, CPLP’s inventories and DSS’s net debt balances (including working capital) will be valued as at a date to be agreed upon closer to completion of the transactions, referred to as the “lockbox date.” The pro forma ownership split of the combined company will be definitively determined as at the lockbox date, and the risks and benefits of CPLP’s tanker business will be deemed to accrue to the combined company from that date.

The Transaction Agreement contains specific arrangements regarding the initial working capital of Diamond S Shipping Inc. and requires a cash true-up in respect of the levels of inventory provided by each of CPLP and DSS on the basis of inspections to be conducted at the first convenient port in which a vessel anchors after the lockbox date.

The consummation of the transactions is subject to certain customary and other conditions, including the Securities and Exchange Commission declaring effective Diamond S Shipping Inc.’s registration statement, filing and approval of Diamond S Shipping Inc.’s listing application, the availability of net proceeds from committed debt financing in the amount, combined with cash to be procured by DSS’s subsidiaries, if any, required to consummate the transactions and the consent of CPLP’s banks to the partial prepayment and amendment of CPLP’s existing credit facilities. The transactions do not require a vote of the holders of CPLP’s common units.

The Transaction Agreement contains certain customary and other representations, warranties and covenants.

The Transaction Agreement contains certain termination rights for CPLP and DSS. Among other things, the Transaction Agreement provides that, if the transactions are not completed on or before March 31, 2019, each party may terminate the Transaction Agreement.

The Transaction Agreement contemplates that a number of arrangements will be entered into at closing, including a resale and registration rights agreement, director designation agreements and new commercial and technical management contracts between Capital Ship Management Corp., the manager of CPLP, and Diamond S Shipping Inc. with respect to the tankers to be contributed by CPLP for a period of five years.

You should note that the representations, warranties and covenants contained in the Transaction Agreement (1) were made only for the purposes of those agreements and as of specific dates indicated therein, (2) were solely for the benefit of the parties to those agreements, (3) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing those matters as facts, and (4) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Transaction Agreement. Accordingly, investors should read the Transaction Agreement not in isolation but only in conjunction with the other information about CPLP or Diamond S Shipping Inc. that CPLP and/or Diamond S Shipping Inc. include or will include in reports, statements and other filings they make with the SEC.

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. These risk and uncertainties include, among others: (1) the risk that the transactions may not be completed on terms or in the timeframe expected by DSS or CPLP or at all; (2) the possibility that various closing conditions to the transactions may not be satisfied or waived; (3) the risk that committed financing may not be available or may not be available in an amount sufficient, together with cash to be procured by DSS’s subsidiaries, to complete the transactions; (4) risk and uncertainties related to the expected tax treatment of the spin-off; (5) the possibility that third-party consents will not be received; (6) failure to realize the anticipated benefits of the transactions; (7) the impact of the spin-off on the business of CPLP and (8) the potential impact of major shareholdings on the trading price of the new company shares. For further discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to CPLP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Transaction Agreement, dated as of November 27, 2018, by and among DSS Holdings L.P., DSS Crude Transport Inc., DSS Products Transport Inc., Diamond S Technical Management LLC, Capital Product Partners L.P., Athena SpinCo Inc., Athena Mergerco 1 Inc., Athena Mergerco 2 Inc., Athena Mergerco 3 LLC, and Athena Mergerco 4 LLC.

*	Certain exihibits have been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: November 30, 2018	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
	Name:	Gerasimos (Jerry) Kalogiratos
	Title:	Chief Executive Officer of Capital GP L.L.C.